UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Guaranty Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

       401 08P 101
(CUSIP Number)

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield, Springfield, Missouri 65804
(417) 887-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Great Southern Bancorp, Inc. 43-1524856

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
CO

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Turner Family Foundation 43-1778211

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
OO

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Turner Family Limited Partnership 43-1692737

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
PN

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
William V. Turner

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
IN

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Ann S. Turner

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
IN

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CUSIP NO. 401 08P 101	13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Steven G. Mitchem

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) (b) X

3		SEC USE ONLY

4		SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14		TYPE OF REPORTING PERSON
IN

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Item 1.        Security and Issuer

              The response to this item is hereby amended to read in its entirety as follows:

              This is Amendment No. Three to the Schedule 13D filed on August 22, 2001 and amended by Amendment No. One filed on September 12, 2001 ("Amendment No. One") and Amendment No. Two filed on December 26, 2001 ("Amendment No. Two"). This Amendment No. Three is being filed jointly by Great Southern Bancorp, Inc., The Turner Family Foundation, Turner Family Limited Partnership, William V. Turner, Ann S. Turner and Steven G. Mitchem. The class of equity securities to which this statement relates is the common stock, par value $0.10 per share (the "Guaranty Common Stock"), of Guaranty Federal Bancshares, Inc. ("Guaranty"), located at 1341 W. Battlefield, Springfield, Missouri 65807.

Item 2.        Identity and Background

              No additional amendment is being made to the response to this item.

Item 3.        Source and Amount of Funds or Other Consideration

              No additional amendment is being made to the response to this item.

Item 4.        Purpose of Transaction

              No additional amendment is being made to the response to this item.

Item 5.        Interest in Securities of the Issuer

              The response to this item is hereby amended to read in its entirety as follows:

(a), (b)        None of the reporting persons beneficially owns any shares of Guaranty Common Stock and, accordingly, none of such persons has sole or shared voting or dispositive power with respect to any of such stock. In addition, none of the individuals identified on Schedule I beneficially owns any shares of Guaranty Common Stock.

(c)        As reported in Amendment No. Two, on December 10, 2001, the reporting persons executed sales of all 717,647 shares of Guaranty Common Stock they beneficially owned to an unaffiliated third party at a price of $15.13 per share. On December 13, 2001, this unaffiliated third party refused to complete such transactions. As a result, at the time of filing Amendment No. Two, the reporting persons remained in possession of the shares sold by them on December 10, 2001.

       On March 28, 2002, the reporting persons agreed to sell on April 2, 2002 all shares of Guaranty Common Stock they beneficially own to Guaranty for total consideration of $15.13 per share ($14.88 as of April 2, 2002 plus the dividend to be paid as of April 12, 2002 of $0.25 per share). In connection with the agreement to sell the Guaranty Common Stock, the reporting persons also agreed, for a period of up to one year, not to trade in any of Guaranty's securities on the basis of any confidential information and to maintain the confidentiality of certain information with respect to Guaranty obtained during the negotiation process.

(d)       N/A

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(e)        Great Southern ceased to be the beneficial owner of more than five percent of the outstanding shares of Guaranty Common Stock on April 2, 2002.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

              The response to this item is hereby amended to read in its entirety as follows:

              Other than the Joint Filing Agreement filed as Exhibit 4, and the Agreements described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or on Schedule I hereto and between such persons and any person with respect to any securities of Guaranty, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits

              No additional amendment is being made to the response to this item.

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SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 5, 2002	GREAT SOUTHERN BANCORP, INC.
		By:	/s/ Joseph W. Turner Joseph W. Turner President and Chief Executive Officer
THE TURNER FAMILY FOUNDATION
		By:	/s/ William V. Turner William V. Turner President
THE TURNER FAMILY LIMITED PARTNERSHIP
		By:	/s/ William V. Turner William V. Turner General Partner
		By:	/s/ William V. Turner William V. Turner
		By:	/s/ Ann S. Turner Ann S. Turner
		By:	/s/ Steven G. Mitchem Steven G. Mitchem

End.